UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2022

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Execution of the Supplemental Indenture and Amendments to the Indenture

As previously disclosed in its Form 6-K filed on August 17, 2022 (the “Closing 6-K”), Maxeon Solar Technologies, Ltd. (the “Company” or “Maxeon”) completed the sale of its 2027 Notes on August 17, 2022, pursuant to the Indenture entered on the same date, by and among the Company, certain Guarantors, Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”). On September 30, 2022, Maxeon, the Trustee, and the Collateral Trustee entered into Supplemental Indenture No.1 (the “Supplemental Indenture No. 1”) to amend certain provisions of the Indenture, after obtaining the requisite consent of the Zhonghuan Singapore Investment and Development Pte. Ltd., the sole holder of the 2027 Notes.

The Supplemental Indenture No. 1 provides for amendments of certain post-closing obligations of the Company, including, among others, (i) removal of Spain as an Agreed IP Security Jurisdiction and inclusion of Italy as an Agreed IP Perfection Jurisdiction, subject to certain restrictions to the value of the Obligations to be secured by the Liens on the applicable Collateral; (ii) imposition of certain restrictions to the value of the Obligations to be secured by the Liens on patents registered in the European Union Intellectual Property Office; and (iii) reduction of the period to negotiate and execute Local Law Patent Security Documents for each Agreed IP Security Jurisdictions and provide various deliverables as required under the Indenture from up to 90 days after the Issue Date to the periods set forth in the Supplemental Indenture No.1.

The Supplemental Indenture No.1 became effective upon execution thereof.

The Indenture, previously filed as Exhibit 99.1 to Closing 6-K, is deemed incorporated herein by reference. Each capitalized term in this current report shall have the same meaning assigned to such term in the Closing 6-K and the Indenture, as applicable, unless otherwise specified.

The foregoing description is only a summary and is qualified in its entirety by reference to the Supplemental Indenture that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Indenture No.1 dated September 30, 2022, by and among the Company, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: October 4, 2022	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer